Exhibit 99.3
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Tenderco Inc. Further Upsizes and Amends Its Previously Announced
Tender Offer
KINGSEY FALLS, QUEBEC, CANADA, December 9, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today that its wholly owned subsidiary, Cascades Tenderco Inc., has further upsized, and amended certain pricing and other terms of, its previously announced Tender Offer for Cascades’ 7 1/4% Senior Notes due 2013 (the “7 1/4% Notes”) and 6 3/4% Senior Notes due 2013 (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Notes”).
Under the terms of the upsized offer, Cascades Tenderco is offering to purchase for cash any and all of the 7 1/4% Notes and the 6 3/4% Notes pursuant to Cascades Tenderco’s Offer to Purchase dated November 18, 2009 (the “Tender Offer”).
In addition, the terms of the previously announced Tender Offer have been amended in the following respects:
•	Regardless of whether any Notes were tendered before or after 5:00 p.m., New York City time, on December 2, 2009 (the “Early Tender Date”), Cascades Tenderco will now pay in cash the Total Consideration for all Notes validly tendered and accepted for purchase, which for purposes of the 7 1/4% Notes will equal $1,020.00 for each $1,000 principal amount of such 7 1/4% Notes and for purposes of the 6 3/4% Notes will equal $1,011.25 for each $1,000 principal amount of such 6 3/4% Notes.

•	The Expiration Date has been extended from 9:00 a.m., New York City time, on December 17, 2009 to 9:00 a.m., New York City time, on December 23, 2009.

•	The Financing Condition to the Tender Offer has been satisfied.

•	Acceptance of the 6 3/4% Notes is not subject to proration.

•	On December 17, 2009, Cascades Tenderco expects to accept for purchase all Notes validly tendered on or prior to the original Expiration Date of 9:00 a.m., New York City time, on December 17, 2009. On December 23, 2009, Cascades Tenderco expects to accept for purchase all Notes validly tendered after the original Expiration Date of 9:00 a.m., New York City time, on December 17, 2009 and prior to the Expiration Date as extended as described above.
Pursuant to the terms of the Tender Offer, on December 3, 2009, Cascades Tenderco purchased all of the 7 1/4% Notes which were tendered on or prior to the Early Tender Date. In addition, on December 17, 2009 Cascades Tenderco expects to purchase all of the 6 3/4% Notes tendered on or prior to the Early Tender Date (as well as any Notes tendered after the Early Tender Date and on or prior to 9:00 a.m., New York City time, on December 17, 2009). Based on the foregoing, approximately $151.3 million of 7 1/4% Notes and approximately $62.2 million of 6 3/4% Notes are still outstanding and may be validly tendered and accepted for purchase until 9:00 a.m., New York City time, on December 23, 2009.
All remaining terms of the Tender Offer previously announced are unchanged. In particular, the Withdrawal Deadline is unchanged and therefore Notes tendered may not be withdrawn. In addition, the Tender Offer remains subject to the waiver or satisfaction of a number of conditions.
None of Cascades Tenderco, Cascades or its board of directors, the dealer managers or the depositary and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.
Cascades has retained Banc of America Securities LLC and Wells Fargo Securities, LLC to serve as Joint Lead Dealer Managers for the Tender Offer and Goldman, Sachs & Co. and Scotia Capital (USA) Inc. to serve as Co-Dealer Managers. Cascades has retained Global Bondholder Services Corporation to serve as the depositary and information agent.

For additional information regarding the terms of the Tender Offer, please contact Banc of America Securities LLC at (888) 292-0070 (toll free) or (980) 388-9217 (collect) or Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 715-8341 (collect). Requests for documents and questions regarding the tender of the Notes may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (banks and brokers).
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer